UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Yang Yanhua

Shanghai Buyout Fund L.P.

2802, 689 Guangdong Road, Huangpu District

Shanghai, the People’s Republic of China

(86) 21 2321 9721

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 81941U105	Page 2 of 12

(1)	Names of reporting persons Shanghai Buyout Fund L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK, AF, OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

13D

CUSIP No. 81941U105	Page 3 of 12

(1)	Names of reporting persons Haitong M&A Capital Management (Shanghai) Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK, AF, OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

Introduction.

This statement on Schedule 13D (this “Statement”) is filed by the Reporting Persons (as defined below) with respect to Shanda Games Limited (the “Issuer”).

Item 1. Security and Issuer.

This Statement relates to Class A ordinary shares, par value US$0.01 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.01 per share (“Class B Ordinary Shares”), of the Issuer. The principal executive offices of the Issuer are located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, the People’s Republic of China.

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares, are listed on the NASDAQ Global Select Market under the symbol “GAME.”

Item 2. Identity and Background.

(a)-(c) This Statement is being filed jointly by and on behalf of (a) Shanghai Buyout Fund L.P., a limited partnership organized under the laws of the People’s Republic of China (“Haitong LP”), and (b) Haitong M&A Capital Management (Shanghai) Co., Ltd., a company established under the laws of the People’s Republic of China (“Haitong GP,” together with Haitong LP, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Statement, filed herewith as Exhibit 7.01.

Haitong LP’s principal business is making equity investments in private and public companies. Haitong LP’s principal business address, which also serves as its principal office, is 2802, 689 Guangdong Road, Huangpu District, Shanghai, the People’s Republic of China.

Haitong GP’s principal business is acting as the general partner of Haitong LP. Haitong GP’s principal business address, which also serves as its principal office, is Room A201-1, Tower A, Building 16, No.99 Huanhuxiyi Road, Nanhuixincheng City, Pudong New Area, Shanghai, the People’s Republic of China. Haitong GP is the sole general partner of Haitong LP.

Haitong Capital Investment Co., a company established under the laws of the People’s Republic of China (“Haitong Capital”), is the controlling shareholder of Haitong GP. Haitong Capital’s principal business is making equity investments in companies and funds and providing management and consultancy services in connection with equity investments. Haitong Capital’s principal business address, which also serves as its principal office, is Room 07-12, 26F, 689 Guangdong Road, Huangpu District, Shanghai, the People’s Republic of China.

Haitong Securities Co., Ltd., a company established under the laws of the People’s Republic of China (“Haitong Securities”) is the sole shareholder of Haitong Capital. Haitong Securities is a financial service firm providing securities brokerage, investment consultancy, and investment banking services. Haitong Securities’ principal business address, which also serves as its principal office is 689 Guangdong Road, Huangpu District, Shanghai, the People’s Republic of China. The shares of Haitong Securities are listed on the Shanghai Stock Exchange.

Certain information required by this Item 2(a)-(c) and (f) concerning the directors and executive officers of Haitong GP, Haitong Capital and Haitong Securities is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) None of the Reporting Persons has been convicted in a criminal proceeding the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

(i) Pursuant to the Haitong Share Purchase Agreement I (as defined below) and the Haitong Share Purchase Agreement II (as defined below), Haitong LP agreed to purchase 48,152,848 Class A Ordinary Shares from SDG (as defined below) and 28,959,276 and 30,326,005 Class A Ordinary Shares from Primavera (as defined below) and Perfect World (as defined below), respectively, at US$3.45 per share for a total consideration of approximately US$370.7 million. The Reporting Persons will obtain the funds used to acquire shares under the Haitong Share Purchase Agreement I and the Haitong Share Purchase Agreement II from loans from affiliates and a bank loan.

(ii) It is anticipated that, at the price per ordinary share set forth in the Proposal (as described in Item 4 below), approximately US$442.0 million will be expended in acquiring approximately 128.1 million outstanding Class A Ordinary Shares (calculated based on the number of Class A Ordinary Shares outstanding as of August 31, 2014) owned by shareholders of the Issuer other than the Consortium (as defined below) in connection with the Transaction (as defined below).

It is anticipated that the Transaction will be financed with equity capital. The equity financing would be provided from the Consortium Members (as defined below) and additional members accepted into the Consortium (as defined below) in the form of cash.

Item 4. Purpose of Transaction.

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Primavera Capital (Cayman) Fund I L.P. (“Primavera”) (together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going-private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) nine months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On January 27, 2014, Shanda SDG Investment Limited (“SDG”), a wholly-owned subsidiary of Shanda Interactive, and Primavera entered into a share purchase agreement (the “Primavera Share Purchase Agreement”) pursuant to which SDG sold, and Primavera purchased, 28,959,276 Class A Ordinary Shares at US$2.7625 per Class A Ordinary Share.

On April 18, 2014, SDG and Perfect World Co., Ltd. (“Perfect World”) entered into a share purchase agreement (the “PW Share Purchase Agreement”) pursuant to which SDG sold, and Perfect World purchased, 30,326,005 Class A Ordinary Shares at US$3.2975 per Class A Ordinary Share.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which Perfect World became a party to the Consortium Agreement and joined the Consortium.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Consortium Agreement and joined the Consortium.

On May 19, 2014, CAP IV Engagement Limited (“Carlyle”), which is an affiliate of Carlyle Asia Partners IV, L.P., Shanda Interactive, Primavera, Perfect World and FV Investment entered into an adherence agreement (the “Carlyle Adherence Agreement”), pursuant to which Carlyle became a party to the Consortium Agreement and joined the Consortium.

On August 31, 2014, SDG and Orient Finance Holdings (Hong Kong) Limited (“Orient HK”) entered into a share purchase agreement (the “Orient Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Orient HK agreed to purchase, 123,552,669 Class A Ordinary Shares (the “Orient Purchase Shares”) at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof.

On September 1, 2014, Perfect World, FV Investment and Carlyle withdrew from the Consortium pursuant to a withdrawal notice (the “Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Perfect World, FV Investment and Carlyle.

On September 1, 2014, Shanda Interactive, Primavera and Orient HK entered into an adherence agreement (the “Orient Adherence Agreement”), pursuant to which Orient HK became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Orient HK.

On September 1, 2014, SDG and Haitong LP entered into a share purchase agreement (the “Haitong Share Purchase Agreement I”) pursuant to which SDG agreed to sell, and Haitong LP agreed to purchase, 48,152,848 Class A Ordinary Shares (the “Haitong Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Haitong Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Haitong Share Purchase Agreement I, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Haitong Purchase Shares where Haitong LP is part of the buyer consortium and the going-private price is higher than the Haitong Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Haitong Purchase Shares where Haitong is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the going-private price is higher than the Haitong Purchase Price, Haitong LP shall pay SDG the difference between the Haitong Purchase Price and the going-private price with respect to all the Haitong Purchase Shares. Pursuant to the Haitong Share Purchase Agreement I, if a going-private transaction is not consummated within one year of the closing date of the sale of the Haitong Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Haitong Purchase Shares at a per share price equal to the Haitong Purchase Price.

Concurrently with the execution of the Haitong Share Purchase Agreement I, Primavera, Perfect World and Haitong LP entered into a share purchase agreement (the “Haitong Share Purchase Agreement II”), pursuant to which Haitong LP agreed to purchase 28,959,276 and 30,326,005 Class A Ordinary Shares from Primavera and Perfect World, respectively. The transaction is expected to be consummated within 30 days, subject to the satisfaction of customary closing conditions. In connection with the transaction, SDG, Primavera and Perfect World entered into a consent and release dated as of September 1, 2014 (the “Consent and Release”), pursuant to which all remaining obligations of Primavera and its affiliates and SDG and its affiliates under the Primavera Share Purchase Agreement, and all remaining obligations of Perfect World and its affiliates and SDG and its affiliates under the PW Share Purchase Agreement, as applicable, shall automatically terminate effective upon consummation of the transaction.

On the same day, Shanda Interactive, Primavera and Haitong LP entered into an adherence agreement (the “Haitong Adherence Agreement”), pursuant to which Haitong LP became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Haitong LP.

On September 1, 2014, SDG and Ningxia Zhongyincashmere International Group Co., Ltd., a company formed under the laws of the People’s Republic of China (“Ningxia”), entered into a share purchase agreement (the “Ningxia Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Ningxia agreed to purchase, 80,577,828 Class A Ordinary Shares at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof.

On the same day, Shanda Interactive, Primavera and Ningxia entered into an adherence agreement (the “Ningxia Adherence Agreement”), pursuant to which Ningxia became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Ningxia.

On September 1, 2014, Primavera withdrew from the Consortium pursuant to a withdrawal notice (the “Primavera Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Primavera.

If the Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic reports under the Act would be terminated.

Descriptions of the Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, and the Consent and Release in this Statement are qualified in their entirety by reference to the Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, and the Consent and Release, copies of which are filed as Exhibits 7.03, 7.04, 7.05, 7.06, 7.07,7.08, 7.09, 7.10, 7.11, 7.12, 7.13, 7.14, 7.15, 7.16, 7.17 and 7.18 hereto and incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The following disclosure assumes that there were a total of 187,395,237 Class A Ordinary Shares and 349,801,719 Class B Ordinary Shares outstanding as of August 31, 2014. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder.

As of the date hereof, Shanda Interactive, through its wholly owned subsidiary SDG, beneficially owns 349,801,719 Class B Ordinary Shares, representing 100% of the Class B Ordinary Shares of the Issuer outstanding as of August 31, 2014, or approximately 65.1% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer. Pursuant to the Haitong Share Purchase Agreement I, 48,152,848 Class B Ordinary Shares held by SDG will be converted into Class A Ordinary Shares on a one-to-one basis and sold to Haitong LP, and pursuant to the Haitong Share Purchase Agreement II, 28,959,276 and 30,326,005 Class A Ordinary Shares from Primavera and Perfect World, respectively, will be sold to Haitong LP, collectively representing approximately 20.0% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer. Pursuant to Section 13(d)(3) of the Act, Shanda Interactive, Orient HK, Ningxia and the Reporting Persons may, as a result of entering into the Consortium Agreement and the submission of the Proposal, be considered to be a “group.” Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any shares as may be beneficially owned by Shanda Interactive, Orient HK or Ningxia for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth Items 3 and 4, to the best knowledge of each of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, and the Consent and Release under Item 4 are incorporated herein by reference in their entirety.

Item 7. Material to Be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement by and between the Reporting Persons dated September 11, 2014.

Exhibit 7.02:	Proposal dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:	Consortium Agreement dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.04:	Primavera Share Purchase Agreement dated January 27, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.05	PW Share Purchase Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.06	PW Adherence Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.07	FV Adherence Agreement dated April 25, 2014 (incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 28, 2014).

Exhibit 7.08	Carlyle Adherence Agreement dated May 19, 2014 (incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on May 19, 2014).

Exhibit 7.09:	Orient Share Purchase Agreement dated August 31, 2014 (incorporated herein by reference to Exhibit 7.09 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.10:	Haitong Share Purchase Agreement I dated September 1, 2014 (incorporated herein by reference to Exhibit 7.10 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.11:	Ningxia Share Purchase Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.11 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.12:	Orient Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.12 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.13:	Haitong Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.13 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.14:	Ningxia Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.14 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.15:	Withdrawal Notice dated September 1, 2014 (incorporated herein by reference to Exhibit 7.15 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.16:	Primavera Withdrawal Notice dated September 1, 2014 (incorporated herein by reference to Exhibit 7.16 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.17:	Haitong Share Purchase Agreement II dated September 1, 2014 (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Perfect World Co., Ltd. with the Securities and Exchange Commission on September 2, 2014).

Exhibit 7.18:	Consent and Release dated September 1, 2014 (incorporated herein by reference to Exhibit 7.17 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2014

Shanghai Buyout Fund L.P.
By Haitong M&A Capital Management (Shanghai) Co., Ltd., its general partner

By:	/s/ Yang Yanhua
	Name:	Yang Yanhua
	Title:	Executive Director

Haitong M&A Capital Management (Shanghai) Co., Ltd.

By:	/s/ Yang Yanhua
	Name:	Yang Yanhua
	Title:	Chairwoman of the Board

Schedule A

Haitong GP

Set forth below is certain additional information concerning the directors and executive officers of Haitong GP. The business address of each of such persons is Room A201-1, Tower A, Building 16, No.99 Huanhuxiyi Road, Nanhuixincheng City, Pudong New Area, Shanghai, the People’s Republic of China, and each of such persons is a citizen of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Yang Yanhua	Chairwoman of the board of directors

Zhang Xiangyang	Director; chairman of the board of directors of Haitong Capital

Wang Yiming	Director; director and general manager of Haitong Capital

Liao Rongyao	Director; deputy general manager in the strategic development department of Haitong Securities

Zhou Daohong	Director; chairman of the board of directors of SIIC Investment (Shanghai) Co., Ltd., a PRC-based investment company with a focus on sectors including resources, environmental protection and modern services

Qu Kunzhang	Director; chairman of the board of directors of Shanghai Yiliu Energy (Group) Co., Ltd., a PRC-based fuel gas provider

Pei Xuelong	Director; president of Gan Shang United Co., Ltd., a PRC-based investment company with a focus on infrastructure investment

Haitong Capital

Set forth below is certain additional information concerning the directors and executive officers of Haitong Capital. Except as otherwise indicated, the business address of each of such persons is Room 07-12, 26F, 689 Guangdong Road, Huangpu District, Shanghai, the People’s Republic of China, and each of such persons is a citizen of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Zhang Xiangyang	See description above

Wang Yiming	See description above

Wang Meijuan	Director; general manager in the audit department of Haitong Securities

Qiu Xiaping	Director; deputy general manager in the financing plan department of Haitong Securities

Liao Rongyao	Director; deputy general manager in the strategic development department of Haitong Securities

Xia Qing	Deputy general manager

Xiong Xumin	Chief investment officer

Haitong Securities

Set forth below is certain additional information concerning the directors and executive officers of Haitong Securities. Except as otherwise indicated, the business address of each of such persons is 689 Guangdong Road, Huangpu District, Shanghai, the People’s Republic of China, and each of such persons is a citizen of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Wang Kaiguo	Executive director

Qu Qiuping	Executive director; general manager

Zhuang Guowei	Non-executive director; vice president of Bright Food (Group) Co., Ltd., a PRC-based food company; chairman of the board of directors of Bright Dairy Co., Ltd., a PRC-based dairy company

Zhou Donghui	Non-executive director; deputy head in the finance management department of Shanghai Tobacco (Group) Co., Ltd., a PRC-based tobacco company

He Jianyong	Non-executive director; chairman of the board of directors of Liaoning Energy Investment (Group) Co., Ltd., a PRC-based investment company with a focus on infrastructure investment

Zhang Jianwei	Non-executive director; deputy general manager of Shanghai Jiushi Corporation, a PRC-based investment company with a focus on infrastructure investment

Xu Chao	Non-executive director; vice president of Shanghai Electrical Assets Management Co., Ltd.

Wang Hongxiang	Non-executive director; deputy chief accountant of Shenergy (Group) Company Limited, a PRC-based investment holding company investing principally in power, energy, natural gas and high-tech industries

Li Gewei	Non-executive director; executive director of New World Strategic Investment Limited, a PRC-based investment company

Feng Huang	Non-executive director; director and president of SIIC Investment and Management Co., Ltd.

Xia Bin	Independent non-executive director

Chen Qiwei	Independent non-executive director; professor and doctoral supervisor in Antai College of Economics & Management, Shanghai Jiao Tong University; chairman of the board of directors of Asia Business Corporation, a PRC-based investment company

Zhang Huiquan	Independent non-executive director; attorney at Beijing Jiacheng Taihe Law Firm, a PRC-based law firm

Zhang Ming	Independent non-executive director; also holds directorship in various other PRC companies

Dai Gen	Independent non-executive director; also holds directorship in various other PRC companies

Liu Zhimin	Independent non-executive director; also holds directorship in various other PRC companies

Xiao Suining	Independent non-executive director

Ji Yuguang	Deputy general manager

Ren Peng	Deputy general manager

Li Xunlei	Deputy general manager; chief economist

Hiroki Miyazato (Japanese)	Deputy general manager

Pei Changjiang	Deputy general manager

Jin Xiaobin	Board secretary

Wang Jianye	Chief compliance officer; chief risk management officer

Li Chuqian	Chief financial officer; general manager in the financing plan department

Li Jianguo	Assistant general manager

Chen Chunqian	Assistant general manager